EXHIBIT 99.1

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Q2 2017 Results:

Improvements Across all Parameters; Increasing Revenue Guidance for 2017 to $25M, YoY growth of 100%

Investor conference call to be held today at 10am ET;

Netanya, Israel, August 10, 2017 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended June 30, 2017.

Management Comments

Dov Sella, RADA’s Chief Executive Officer commented, “We are very pleased with our results of the second quarter, showing an almost doubling of revenues (compared to Q2 2016) and a strong turnaround back to profitability. The primary driver of our growth is our software-defined tactical radar sales which are becoming the majority of our revenues, while the avionics business is stable. As we progress through 2017, we are now finally seeing the fruits from our significant investments over the years in the radar product line, which is generating strong interest amongst customers in our target markets, especially in the United States.”

Continued Mr. Sella, “Based on our backlog and pipeline, we are increasing our full year revenue guidance towards $25 million for 2017, representing a year over year growth of almost 100%.”

Concluded Mr. Sella, “We still believe we are at the early stages of unleashing the very significant long-term potential of our radar technology. We look forward to realizing it, in the years ahead.”

2017 Second Quarter Summary

Revenues totaled $5.3 million in the second quarter of 2017, up 94% compared to revenues of $2.7 million in the second quarter of 2016.

Gross Profit totaled $1.7 million in the second quarter of 2017 (gross margin of 31.3%) compared to gross profit of $0.2 million (gross margin of 7.4%) in the second quarter of 2016.

Operating income was $0.5 million in the second quarter of 2017 compared to an operating loss of $1 million in the second quarter of 2016.

Net income attributable to RADA’s shareholders in the second quarter of 2017 was $0.5 million, or $0.02 per share, compared with a net loss of $1.6 million, or $0.13 per share, in the second quarter of 2016.

Investor Conference Call

The Company will host a conference call later today, starting at 10:00 am ET (5pm Israel time). Dov Sella, Chief Executive Officer and Shiri Lazarovich, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-866-744-5399; UK 0800-404-8418; Israel 03-918-0663 and International +972-3-918-0663.

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 24 hours after the call.

About RADA Electronic Industries Ltd

RADA Electronic Industries Ltd. is an Israel-based defense electronics company. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, and avionics systems (including inertial navigation systems) for fighters and UAVs.

Note: Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: Shiri Lazarovich- C.F.O RADA Electronic Industries Ltd. Tel: +972-9-8921111 Shiri.Lazarovich@rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2017	December 31, 2016
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$743	$1,205
Restricted cash	586	317
Trade receivables (net of allowance for doubtful accounts of $17 at June 30, 2017 and $14 at December 31, 2016)	5,860	5,006
Costs and estimated earnings in excess of billings on uncompleted contracts	613	1,096
Other receivables and prepaid expenses	575	349
Inventories	7,871	7,102
Current assets related to discontinued operations	2,374	2,254

Total current assets	18,622	17,329

LONG-TERM ASSETS:

Long-term receivables and other deposits	737	742
Property, plant and equipment, net	3,159	2,650
Long-term assets related to discontinued operations	186	266
Total long term assets	4,082	3,658

Total assets	$22,704	$20,987

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	$522	$575
Trade payables	2,906	2,557
Other accounts payable and accrued expenses	2,489	1,987
Advances from customers, net	-	839
Current liabilities related to discontinued operations	286	265

Total current liabilities	6,203	6,223

LONG-TERM LIABILITIES:
Convertible note and loans from shareholders, net	3,091	3,072
Accrued severance pay and other long-term liabilities	747	663
Total long-term liabilities	3,838	3,735

RADA SHAREHOLDERS’ EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 37,500,000 shares at June 30, 2017 and December 31, 2016; Issued and outstanding: 22,172,699 at June 30, 2017 and 21,246,502 at December 31, 2016.	258	250
Additional paid-in capital	90,068	89,407
Accumulated other comprehensive income	280	222
Accumulated deficit	(78,480)	(79,363)

Total RADA shareholders’ equity	12,126	10,516
Non-controlling interest	537	513

Total equity	12,663	11,029
Total liabilities and equity	$22,704	$20,987

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
			(Unaudited)

Revenues	$9,992	$5,188	$5,317	$2,734	$12,821

Cost of revenues	6,659	4,980	3,653	2,532	11,379

Gross profit	3,333	208	1,664	202	1,442

Operating expenses:
Research and development	406	316	208	150	758
Marketing and selling	855	1,060	419	584	2,269
General and administrative	1,212	835	526	437	1,814
Goodwill impairment
Total operating expenses:	2,473	2,211	1,153	1,171	4,841
Operating Income (loss)	860	(2,003)	511	(969)	(3,399)
Amortization of shareholders’ convertible loans discount and beneficial conversion feature	18	1,096	8	522	1,116
Other financial expenses (income), net	(9)	304	30	98	405
Net income (loss) from continuing operations	851	(3,403)	473	(1,589)	(4,920)
Net income (loss) from discontinued operations	40	(22)	28	12	(13)
Net income (loss)	891	(3,425)	501	(1,577)	(4,907)
Net income (loss) attributable to non-controlling interest	8	(4)	6	3	3
Net income (loss) attributable to RADA Electronic Industries’ shareholders	$883	$(3,421)	$495	$(1,580)	$(4,910)
Basic and diluted net income (loss) from continuing operations	$0.04	$(0.24)	$0.02	$(0.13)	$(0.35)
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$0.00	$0.00	$0.00	$0.00	$(0.00)
Basic and diluted net income (loss)	$0.04	$(0.24)	$0.02	$(0.13)	$(0.35)
Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	21,780,651	14,496,127	21,893,919	12,532,134	14,029,346